1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President,
Chief Financial Officer

TSMC March 2023 Revenue Report
HSINCHU, Taiwan, R.O.C. – Apr. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for March 2023: On a consolidated basis, revenue for March 2023 was approximately NT$145.41 billion, a decrease of 10.9 percent from February 2023 and a decrease of 15.4 percent from March 2022. Revenue for January through March 2023 totaled NT$508.63 billion, an increase of 3.6 percent compared to the same period in 2022.
TSMC March Revenue Report (Consolidated):

							(Unit:NT$ million)

Period	March 2023	February 2023	M-o-M Increase (Decrease) %	March 2022	Y-o-Y Increase (Decrease) %	January to March 2023	January to March 2022	Y-o-Y Increase (Decrease) %
Net Revenue	145,408	163,174	(10.9)	171,967	(15.4)	508,633	491,076	3.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for March 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
Mar.	Net Revenue	145,408,332	171,966,525
Jan. ~ Mar.	Net Revenue	508,632,973	491,075,873
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	294,565,319	91,266,000	-
TSMC China**	87,615,054	63,298,720	49,608,820
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	736,413,299	2,531,515	2,531,515
TSMC**		228,165,000	228,165,000
TSMC***		366,050,281	244,362,267
TSMC Japan Ltd.****	331,204	302,940	302,940
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	114,372,932
	Mark to Market of Outstanding Contracts	110,516
	Cumulative Unrealized Profit/Loss	(424,271)
Expired Contracts	Cumulative Notional Amount	185,175,211
	Cumulative Realized Profit/Loss	1,486,570
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	20,811,446
	Mark to Market of Outstanding Contracts	147,634
	Cumulative Unrealized Profit/Loss	(235,066)
Expired Contracts	Cumulative Notional Amount	50,185,972
	Cumulative Realized Profit/Loss	342,528
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,027,698
	Mark to Market of Outstanding Contracts	(14,850)
	Cumulative Unrealized Profit/Loss	81,346
Expired Contracts	Cumulative Notional Amount	11,885,832
	Cumulative Realized Profit/Loss	(106,812)
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	230,810
	Mark to Market of Outstanding Contracts	(1,179)
	Cumulative Unrealized Profit/Loss	(1,179)
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,989
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,560,649
	Mark to Market of Outstanding Contracts	(37,929)
	Cumulative Unrealized Profit/Loss	(39,432)
Expired Contracts	Cumulative Notional Amount	2,631,503
	Cumulative Realized Profit/Loss	20,623
Equity price linked product (Y/N)		N